Elliott M. Smith

Partner

(212) 294-6787

emsmith@winston.com

November 29, 2018

VIA EDGAR AND E-MAIL

Katherine Bagley

Staff Attorney

Office of Consumer Products

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sentinel Energy Services Inc.

Registration Statement on Form S-4

Filed November 14, 2018

File No. 333-228366

Dear Ms. Bagley:

On behalf of our client, Sentinel Energy Services Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated November 26, 2018, relating to the Company’s Registration Statement on Form S-4 filed via EDGAR on November 14, 2018 (“Form S-4”).

The Company is concurrently filing via EDGAR Amendment No. 1 to the Form S-4 (the “Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via e-mail a copy of this letter together with a courtesy copy of the Amendment No. 1 marked to show changes from the Form S-4.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold and the Company’s responses thereto, including, where applicable, a cross-reference to the location in the Amendment No. 1 of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amendment No. 1.

Questions And Answers About The Proposal, page 1

1.	We note your disclosure that your initial shareholders will be able to approve the domestication proposal without the vote of any other shareholder. Please revise your disclosure to clarify whether your initial shareholders have indicated their intent to approve the domestication proposal.

Response: The Company has revised the disclosure throughout Amendment No. 1 to address the Staff’s comment.

The Organizational Documents Proposals, page 22

2.	We note your disclosure elsewhere in the filing that you are seeking to effect the domestication proposal principally for tax-related reasons, and independently of the proposed business combination with Strike. To the extent the organizational documents proposals are related to the domestication proposal or proposed business combination with Strike, please revise to disclose this fact. In this regard, we note the proposed bylaws of Strike, Inc., included as Annex C.

Response: Each of the organizational documents proposals is related to the domestication proposal and not the proposed business combination with Strike. As such, the Company has revised Amendment No. 1 on pages 9 and 22 and Annex C thereto to address the Staff’s comment.

Where You Can Find More Information; Incorporation By Reference, page 59

3.	Please incorporate by reference your current report on Form 8-K, filed November 9, 2018. In addition, please ensure you incorporate by reference each specific filing made pursuant to the Exchange Act prior to requesting acceleration of the effectiveness of this registration statement or state that all such filings filed after “the date of the initial registration statement and prior to effectiveness” will be incorporated by reference. For guidance, please refer to Securities Act Forms Compliance and Disclosure Interpretation 123.05.

Response: The Company has revised Amendment No. 1 on page 65 to address the Staff’s comment.

Please contact me at (212) 294-6787 if you have any questions or require any additional information in connection with this letter or the Amendment No. 1.

Sincerely yours,

/s/ Elliott M. Smith
Elliott M. Smith